Item 77K Change in registrant's certifying accountant

Ernst & Young LLP (Ernst & Young) served as independent auditors for the Fund until July 29, 2002 when Ernst & Young resigned as the Fund's independent auditors. Ernst & Young's reports on the financial statements for the past two years contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principals. During the two fiscal years immediately preceding Ernst & Young's resignation and from January 1, 2002 through the date of Ernst & Young's resignation, there have been no disagreements with Ernst & Young on any matter of accounting principle or practice, financial statement disclosure, or audit scope or procedure.

On July 30, 2002, based on the recommendation of the Audit Committee of the Fund, the Board of Directors appointed PricewaterhouseCoopers LLP as the new independent auditors for the Fund.